

KD 9/2

||||||| |||||| ||| ||||| |||| |||
04015574

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8 - 10048

REPORT FOR THE PERIOD BEGINNING ___7/1/2003___ AND ENDING ___6/30/2004___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Doft & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
                          (No. and Street)

New York   New York   10022
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Hamaoui   (212) 421-5550
                                                      (Area Code — Telephone No.)

PROCESSED
SEP 8 2004
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
                          (Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____Alan Doft_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Doft & Co., Inc._____, as of _June 30, 2004_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that this financial statement is being made available to all members or allied

members of the New York Stock Exchange, Inc. employed by Doft & Co., Inc.

JONATHAN DOFT
Notary Public, State of New York
No. 02DO5050891
Qualified in New York County
Commission Expires _10/23/05_

Notary Public

_____
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

(with supplementary report)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Doft & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement enumerated above presents fairly, in all material respects, the financial position of Doft & Co., Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
July 29, 2004

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2004

ASSETS
Securities owned, at market value	$ 10,833,029
Cash and cash equivalents	13,712,289
Receivable from counter party and brokers	2,165,901
Exchange membership owned, at cost (market value $1,515,000)	79,500
Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $381,325)	82,489
Prepaid taxes and refunds receivable	178,003
Other assets	221,517
	$ 27,272,728

LIABILITIES
Payable to brokers	$ 780,667
Accrued expenses and accounts payable	636,417
	1,417,084

Commitments and contingencies

STOCKHOLDER'S EQUITY
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock without par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	25,512,474
Total stockholder's equity	25,855,644
	$ 27,272,728

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Doft & Co., Inc. (the "Company") is registered as a broker-dealer which clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions are recorded on a trade date basis.

[2] Marketable securities owned are valued at market.

[3] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[4] Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

[5] The exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

[6] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - STOCKHOLDER'S EQUITY

The preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of the New York Stock Exchange, Inc., at $1,000 a share. Common stock and preferred stock have the same dividend rights and dividends are paid only if and when declared by the Board of Directors.

NOTE C - INCOME TAXES

At June 30, 2004, the Company has a deferred tax asset of approximately $1,220,000, principally relating to unrealized losses on securities transactions, deferred rentals and a capital loss carryover. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization is uncertain.

NOTE D - EMPLOYEES' PROFIT-SHARING AND RETIREMENT PLANS

The Company maintains a profit-sharing plan and a defined contribution pension plan covering certain employees with at least one year's service. Contributions to the profit-sharing plan are at the discretion of the Company's Board of Directors and contributions to the defined contribution pension plan are equal to 10% of the eligible participants' annual compensation, as defined.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2004

NOTE E - COMMITMENTS AND CONTINGENCIES

Lease:

The Company leases office space pursuant to a 10-year lease agreement with an option to renew for an additional 5 years. The lease, which commenced on November 1, 1997, provided for free rent for the first 9 months of the lease period. For financial statement purposes, rent expense is recognized based upon the total rentals on a straight-line basis over the life of the lease.

As of June 30, 2004, the Company provided a letter of credit in the amount of approximately $75,000 pursuant to the terms of the lease, collateralized by a money market account with a balance of approximately $83,000 as of June 30, 2004. Minimum annual rental payments for the lease are as follows:

Year Ending June 30,	
2005	$ 220,000
2006	220,000
2007	220,000
2008	74,000
	$ 734,000

Litigation:

The Company is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

Financial instruments with off-balance sheet risk and concentration of credit risk:

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Substantially all of the Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

At June 30, 2004, the Company had cash deposits in excess of federally insured limits of approximately $13,623,000. The Company maintains cash deposits in highly capitalized institutions to mitigate its exposure.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At June 30, 2004, the Company had a net capital ratio of .03 to 1 and its net capital was approximately $23,576,000 compared to the minimum requirement of $100,000.

Supplementary Report

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Doft & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Doft & Co., Inc. for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
July 29, 2004

6